Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Hovnanian Enterprises, Inc. (the “Company”), K. Hovnanian Enterprises, Inc. and certain subsidiaries of the Company for the registration of $785,000,000 aggregate principal amount of 10 5/8% Senior Secured Notes due 2016, and to the incorporation by reference therein of our report dated December 23, 2008, with respect to the consolidated financial statements of Hovnanian Enterprises, Inc. and subsidiaries as of October 31, 2008 and for the years ended October 31, 2008 and 2007, included in its Annual Report (Form 10-K) for the year ended October 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
December 22, 2009